Filed by Sirenza Microdevices, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Vari-L Company, Inc.
Commission File No. 0-23866

On January 21, 2003, Sirenza Microdevices, Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter and fiscal year ended December 31, 2002. Also on January 21, 2003, the Company issued a press release correcting its total liabilities and stockholders’ equity as reported on its condensed consolidated balance sheet for December 31, 2002 included in the earlier press release. The text of each press release follows:

Contact:
Robert Van Buskirk
President and Chief Executive Officer
Sirenza Microdevices, Inc.
(408) 616-5497
ir@sirenza.com

SIRENZA MICRODEVICES REPORTS FOURTH-QUARTER 2002 RESULTS:
$5.8 MILLION NET REVENUES,
$0.05 PRO FORMA NET LOSS PER SHARE

SUNNYVALE, Calif.—January 21, 2003—Sirenza Microdevices, Inc. (Nasdaq:SMDI), a leading designer and supplier of high-performance radio frequency (RF) components for communications equipment manufacturers, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2002. Net revenues and pro forma net loss and net loss per share were consistent with the expectations disclosed by Sirenza in its December 2, 2002 announcement of a definitive agreement to acquire substantially all of the assets and assume specified liabilities of Vari-L Company, Inc. (OTCBB:VARL). Net loss and net loss per share as reported under accounting principles generally accepted in the United States (GAAP) were higher than expected as a result of a fourth-quarter impairment charge taken to reduce the fair market value of Sirenza’s investment in Global Communication Semiconductors, Inc. (GCS).

Sirenza’s quarterly and annual financial highlights included:

•	Fourth-quarter net revenue growth of 11% sequentially and 66% year-over-year

•	Fiscal year factory direct sales growth of 84%

•	Fourth-quarter gross margin of 53%; fiscal year gross margin of 58%

•	Fiscal year reduction of 11% in research and development, sales and marketing, and general and administrative expenses

•	Fiscal year pro forma net loss reduction of 73%

•	Cash and investment balances of $31.0 million at quarter-end.

Sirenza’s fourth-quarter net revenues were $5.8 million, compared with $5.2 million for the third quarter of 2002 and with $3.5 million for the fourth quarter of 2001. Factory direct sales were 41% of net revenues, compared with 48% sequentially and 34% year-over-year.

The company’s fourth-quarter net loss as reported under GAAP was $5.1 million, or a loss of $0.17 per basic share. This included charges of $224,000 for the amortization of deferred stock compensation, $48,000 for the amortization of intangible assets related to the acquisition of Xemod Incorporated in the third quarter, and $391,000 for restructuring related to a 7% reduction in force and exiting of excess facilities in the fourth quarter, as well as an impairment charge of $2.9 million to reduce the fair market value of Sirenza’s investment in GCS, as noted above. Sirenza’s fourth-quarter net loss under GAAP compared sequentially with a net loss of $3.7 million, or a loss of $0.13 per basic share, and year-over-year with a net loss of $5.1 million, or a loss of $0.17 per basic share.

Sirenza’s pro forma net loss for the fourth quarter was $1.5 million, or a loss of $0.05 per basic share. This compared sequentially with a pro forma net loss of $1.3 million, or a loss of $0.04 per basic share, and year-over-year with a pro forma net loss of $2.2 million, or a loss of $0.07 per basic share. Pro forma comparisons exclude the effects of the amortization of deferred stock compensation, an in-process research and development charge, the amortization of acquired intangible assets, restructuring charges and adjustments, and the impairment charge related to Sirenza’s investment in GCS.

Sirenza’s fourth-quarter 2002 gross margin was 53%, compared with 54% sequentially and with 32% a year earlier. The sequential decline in gross margin was due principally to higher manufacturing period expenses and aggressive pricing of slower-moving inventory.

At December 31, 2002, Sirenza’s total assets were $54.1 million, including cash and cash equivalents, short-term investments and long-term investments of $31.0 million. During the fourth quarter, the company used $5.9 million in cash and investments. Approximately $3.8 million of this was related to Vari-L secured bridge loans and acquisition costs, and approximately $1.7 million was used for operations.

“Despite the continued industry slowdown, fourth-quarter revenues and pro forma results met our expectations and underscored our improving business base as a supplier of RF components to the world’s leading wireless and wireline infrastructure OEMs,” said Robert Van Buskirk, president and chief executive officer of Sirenza Microdevices. “In 2003, we expect to capitalize on OEM demand for increasing levels of integration, as a result of continued resource reductions and other efficiency measures in our customer base. We believe that the pending acquisition of Vari-L Company, following the third-quarter acquisition of Xemod, will further strengthen our position in the supply chain, enabling us to anticipate and fulfill a broad range of customer product application requirements. We expect the Vari-L acquisition to close in the first half of 2003, become accretive to our results the following quarter and lead to pro forma profitability for the full year.”

Sirenza’s net revenues for the fiscal year ended December 31, 2002 were $20.7 million, compared with $19.8 million for the prior year. Factory direct sales were approximately 47% of net revenues for 2002, compared with 26% for 2001. Full-year net loss as reported under GAAP was $10.6 million, or a loss of $0.35 per basic share, compared with a net loss of $19.6 million, or a loss of $0.67 per basic share, for 2001. Pro forma net loss for fiscal year 2002 was $4.1 million, or a loss of $0.14 per basic share, compared with a pro forma net loss of $15.5 million, or a loss of $0.53 per basic share, for the year earlier.

Gross margin for fiscal year 2002 was 58%, compared with 12% for the prior year. Research and development, sales and marketing, and general and administrative expenses for 2002 totaled $16.9 million, compared with $19.0 million for the year earlier.

Sirenza management plans to hold a teleconference at 1:45 p.m. PT / 4:45 p.m. ET today to discuss fourth-quarter 2002 financial results, as well as the current outlook for first-quarter and fiscal year 2003. This teleconference will be webcast live for all investors. For more information, please visit the Investor Relations page of Sirenza’s website at www.sirenza.com. The teleconference webcast will be archived on this site, and a telephonic replay will be available at (719) 457-0820, access code number 631849, for one week after the live call. Also available on the Investor Relations page of Sirenza’s website will be supplemental statistical information associated with the company’s fourth-quarter 2002 financial results.

SIRENZA MICRODEVICES, INC.

Sirenza Microdevices, Inc., an ISO 9001:2000-certified manufacturer headquartered in Sunnyvale, California, with design centers throughout the U.S. and Canada, is a leading supplier of high-performance RF components for the wireless and wireline telecommunications markets. The company’s product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, fiber optic components, and high-performance multicomponent modules (MCMs) for transmit and receive applications. Product information may be found on Sirenza’s website at www.sirenza.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements regarding future events or results, including Sirenza’s current expectations of fiscal year 2003 financial results and its ability to capitalize on OEM demand for increasing levels of integration; the proposed acquisition of Vari-L’s assets and assumption of specified liabilities by Sirenza; the timing and execution of the close of the acquisition and subsequent integration of assets; and the synergies with Vari-L and related benefits envisioned by Sirenza, including the strengthening of Sirenza’s position in the supply chain, the accretion to Sirenza’s financial results and Sirenza’s pro forma profitability for fiscal year 2003. Sirenza cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include: the inability to close, or delays in closing, the Vari-L acquisition; the ability to successfully integrate the assets, management teams and processes of the two companies; the ability to realize expected synergies with Vari-L and the related benefits envisioned by Sirenza; actual amounts of anticipated charges and transaction expenses associated with the Vari-L acquisition; the possibility that the purchase price of the Vari-L assets, and thus the number of shares of common stock to be issued and the amount of cash to be paid, may increase due to a working capital adjustment of the purchase price that is provided for in the definitive agreement; the response by customers of Sirenza or Vari-L to the acquisition; and customers’ further reductions of planned production volumes, further delays in the build-out of new wireless and wireline network infrastructure, delays in the implementation of next-generation equipment, decreased demand for products that contain RF components, lower than expected OEM demand for increasing levels of integration, and/or exertion of downward pressure on the pricing of Sirenza’s or Vari-L’s components. Each and all of these factors could be due to overall general economic or telecommunications market conditions, or conditions in the mobile and fixed wireless and wireline infrastructure markets, or otherwise. Additional factors include the possible underutilization of the company’s manufacturing facilities, whether as a result of the factors described above or otherwise, and the integration and financial performance of the company’s new Integrated Power Products business within Sirenza and the resulting benefits of the business combination to Sirenza. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza’s and Vari-L’s respective filings with the Securities and Exchange Commission (SEC), specifically Sirenza’s registration statement on Form S-4 filed on December 20, 2002, and Vari-L’s Form 10-K filed in October 2002 and Form 10-Q filed in November 2002. Sirenza undertakes no obligation to update its forward-looking statements at any time or for any reason.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. Vari-L intends to mail the definitive proxy statement/prospectus to its stockholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus filed with the SEC on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L stockholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.

—Financial Statements Attached—

Sirenza Microdevices, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per-share data)

	Three months ended December 31,		Twelve months ended December 31,
	2002	2001	2002	2001
	(unaudited)		(unaudited)	(audited)
Net revenues	$5,771	$3,478	$20,710	$19,821
Cost of revenues	2,727	2,356	8,749	17,440

Gross profit	3,044	1,122	11,961	2,381

Operating expenses:
Research and development	2,015	1,133	6,960	8,752
Sales and marketing	1,368	1,409	5,043	5,828
General and administrative	1,292	1,095	4,914	4,435
Amortization of deferred stock compensation	224	251	1,015	1,398
In-process research and development	—	—	2,200	—
Amortization of acquired intangible assets	48	—	48	—
Restructuring	391	2,670	279	2,670
Impairment of investment in GCS(1)	2,900	—	2,900	—

Total operating expenses	8,238	6,558	23,359	23,083

Loss from operations	(5,194)	(5,436)	(11,398)	(20,702)
Interest expense	18	24	66	123
Interest and other income, net	170	422	959	3,575

Loss before taxes	(5,042)	(5,038)	(10,505)	(17,250)
Provision for income taxes	59	60	59	2,336

Net loss	$(5,101)	$(5,098)	$(10,564)	$(19,586)

Net loss per share
Basic	$(0.17)	$(0.17)	$(0.35)	$(0.67)

Diluted	$(0.17)	$(0.17)	$(0.35)	$(0.67)

Shares used to compute net loss per share
Basic	29,912	29,545	29,856	29,133

Diluted	29,912	29,545	29,856	29,133

(1)	Global Communication Semiconductors, Inc.

Sirenza Microdevices, Inc.
Condensed Consolidated Statements of Operations
Reconciliation of Actual Results with Pro Forma Results
(In thousands, except per-share data)
(Unaudited)

The following table reconciles the company’s net loss as reported with the pro forma information set forth in the news release. Items of reconciliation include the effects of the amortization of deferred stock compensation, the in-process research and development charge, the amortization of acquired intangible assets, the restructuring charges and adjustments, and the impairment charge to reduce the fair market value of Sirenza’s investment in GCS. The calculation of pro forma net loss per share is not prepared in accordance with accounting principles generally accepted in the United States (GAAP).

	Three months ended December 31,		Twelve months ended December 31,
	2002	2001	2002	2001
Net loss as reported under GAAP	$(5,101)	$(5,098)	$(10,564)	$(19,586)

Amortization of deferred stock compensation	224	251	1,015	1,398
In-process research and development	—	—	2,200	—
Amortization of acquired intangible assets	48	—	48	—
Restructuring	391	2,670	279	2,670
Impairment of investment in GCS	2,900	—	2,900	—

Pro forma net loss	$(1,538)	$(2,177)	$(4,122)	$(15,518)

Pro forma net loss per share
Basic	$(0.05)	$(0.07)	$(0.14)	$(0.53)

Diluted	$(0.05)	$(0.07)	$(0.14)	$(0.53)

Shares used to compute pro forma net loss per share
Basic	29,912	29,545	29,856	29,133

Diluted	29,912	29,545	29,856	29,133

Sirenza Microdevices, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2002	December 31, 2001
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$13,024	$15,208
Short-term investments	8,995	27,118
Accounts receivable	1,577	1,158
Inventories	2,719	1,894
Other current assets	1,034	1,062
Vari-L loans and acquisition costs	4,587	—

Total current assets	31,936	46,440
Property and equipment, net	6,686	7,285
Long-term investments	9,025	9,058
Investment in GCS	4,600	—
Intangible and other assets	980	1,260
Goodwill	859	—

Total assets	$54,086	$64,043

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,714	$1,464
Accrued expenses	2,789	1,745
Deferred margin on distributor inventory	2,028	3,631
Accrued restructuring	1,975	2,155
Capital lease obligations, current portion	459	634

Total current liabilities	8,965	9,629
Total long-term liabilities	143	401

Stockholders’ equity	44,978	54,013

Total liabilities and stockholders’ equity	$56,086	$64,043

Contact:
Robert Van Buskirk
President and Chief Executive Officer
Sirenza Microdevices, Inc.
(408) 616-5497
ir@sirenza.com

FOR IMMEDIATE RELEASE

SIRENZA MICRODEVICES ISSUES CORRECTION
OF DECEMBER 31, 2002 BALANCE SHEET LINE ITEM

SUNNYVALE, Calif.—January 21, 2003—Sirenza Microdevices, Inc. (Nasdaq:SMDI), a leading designer and supplier of high-performance radio frequency (RF) components for communications equipment manufacturers, today issued a correction of a line item on its condensed consolidated balance sheets for December 31, 2002. The incorrect balance sheet was released with the company’s fourth-quarter 2002 financial results after the close of market today.

The corrected balance sheet is attached. Total liabilities and stockholders’ equity at December 31, 2002 were $54,086,000, rather than $56,086,000, as originally reported.

SIRENZA MICRODEVICES, INC.

Sirenza Microdevices, Inc., an ISO 9001:2000-certified manufacturer headquartered in Sunnyvale, California, with design centers throughout the U.S. and Canada, is a leading supplier of high-performance RF components for the wireless and wireline telecommunications markets. The company’s product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, fiber optic components, and high-performance multicomponent modules (MCMs) for transmit and receive applications. Product information may be found on Sirenza’s website at www.sirenza.com.

—Balance Sheet Attached—

Sirenza Microdevices, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2002	December 31, 2001
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$13,024	$15,208
Short-term investments	8,995	27,118
Accounts receivable	1,577	1,158
Inventories	2,719	1,894
Other current assets	1,034	1,062
Vari-L loans and acquisition costs	4,587	—

Total current assets	31,936	46,440
Property and equipment, net	6,686	7,285
Long-term investments	9,025	9,058
Investment in GCS	4,600	—
Intangible and other assets	980	1,260
Goodwill	859	—

Total assets	$54,086	$64,043

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,714	$1,464
Accrued expenses	2,789	1,745
Deferred margin on distributor inventory	2,028	3,631
Accrued restructuring	1,975	2,155
Capital lease obligations, current portion	459	634

Total current liabilities	8,965	9,629
Total long-term liabilities	143	401

Stockholders’ equity	44,978	54,013

Total liabilities and stockholders’ equity	$54,086	$64,043

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. Vari-L intends to mail the definitive proxy statement/prospectus to its stockholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus filed with the SEC on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L stockholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.